
22003569

SEC Mail Processir

Feb 28 2022

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01...../21_____ AND ENDING _____12/31/21_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____WFS., LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

____One Boston Place,   Flr 41, Suite 4100_____
                                   (No. and Street)

Boston	Massachsuetts	02108
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul G. Martins	617-531-3132	pmartins@winvcounsel.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

____Marcum, LLP_____
          (Name – if individual state last, first, and middle name)

53 State Street	Boston	Massachusetts	02108
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Paul G. Martins_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____WES,LLC_____, as of _____December 31__, 2021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALEXA JAYNE JEROME
Notary Public, Commonwealth of Massachusetts
My Commission Expires July 21, 2028

Notary Public

Signature

Title: **Chief Financial Officer**

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

WFS, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2021 AND 2020

WFS, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of WFS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WFS, LLC (the "Company") as of December 31, 2021 and 2020, the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.



MARCUMGROUP
MEMBER

1

Supplemental Information

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II: Computation of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III: Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Marcum LLP

Boston, Massachusetts
February 25, 2022

WFS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2021 AND 2020

Statements of Financial Condition

	2021	2020
Assets		
Cash	$ 60,585	$ 69,661
Receivables from private placements	15,747	-
Prepaid expenses	10,504	10,865
Total Assets	$ 86,836	$ 80,526
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 13,880	$ 12,686
Total Liabilities	13,880	12,686
Member's Equity	72,956	67,840
Total Liabilities and Member's Equity	$ 86,836	$ 80,526

The accompanying notes are an integral part of these financial statements

WFS, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

		2021		2020
Revenue				
Performance fees	$	20,561	$	66,331
Placement fees		29,410		36,436
Interest income		10		12
Total Revenue	$	49,981	$	102,779
Expenses				
Wages and commissions	$	21,414	$	40,485
Administrative services		72,469		73,044
Audit and accounting fees		18,422		17,552
Regulatory fees and licenses		13,367		13,045
Other operating expenses		24,193		24,296
Total Expenses		149,865		168,422
Net Loss	$	(99,884)	$	(65,643)

The accompanying notes are an integral part of these financial statements

WFS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Member's Equity - January 1, 2020	$	64,483
Capital Contributions		69,000
Net Loss		(65,643)
Member's Equity - December 31, 2020	$	67,840
Capital Contributions		105,000
Net Loss		(99,884)
Member's Equity - December 31, 2021	$	72,956

The accompanying notes are an integral part of these financial statements

WFS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows from Operating Activities		
Net Loss	$ (99,884)	$ (65,643)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Receivables from private placements	(15,747)	4,487
Prepaid expenses	361	247
Increase (decrease) in:		
Accounts payable and accrued expenses	2,560	(4,058)
Due to member for administrative services	(1,366)	1,282
Total Adjustments	(14,192)	1,958
Cash Used in Operating Activities	(114,076)	(63,685)
Cash Flows from Financing Activities		
Capital contributions	105,000	69,000
Cash Provided by Financing Activities	105,000	69,000
Net (Decrease) Increase in Cash	(9,076)	5,315
Cash, Beginning of Year	69,661	64,356
Cash, End of Year	$ 60,585	$ 69,661

The accompanying notes are an integral part of these financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WFS, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Delaware Limited Liability Company that is wholly owned by Wainwright Investment Counsel, LLC ("WIC").

The Company is engaged in business as a SEC registered broker-dealer. Currently, the Company's primary business line is facilitating approved private placements.

Prior to 2016, the Company engaged other broker-dealers on a fully disclosed basis for the execution and clearance of trades and the maintenance of customer accounts. When engaged in this business line, the Company did not carry securities accounts for customers and did not perform custodial functions relating to customer securities.

As of January 29, 2016 the Company determined to suspend certain business activities including, (a) broker or dealer retailing corporate equity securities over-the-counter (b) non-exchange member arranging for transactions in listed securities by exchange member; and (c) mutual fund broker. The Company may consider entering into a new clearing agreement in the future and at that time clear all transactions on a fully disclosed basis through its new clearing agreement. The Company is continuing its activities in the area of private placement of securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

RECEIVABLES

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current status of the individual receivables. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables. No allowance for doubtful accounts was considered necessary as of December 31, 2021 and 2020.

WFS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

INCOME TAXES

The Company is classified as a partnership for income tax purposes. Therefore, federal and state taxes are not payable or provided by the Company. As a single member LLC, the Company's results are included in the tax return of its parent company, WIC. The members of WIC are individually liable for the taxes in their share if WIC's income.

The Company recognizes and measures its unrecognized tax positions by assessing the likelihood, based in their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income taxes, if identified, are classified as income taxes in the Statement of Operations. The Company's policy is to analyze its tax positions for all open tax years. The Company has not identified any uncertain tax positions requiring accrual or disclosure at December 31, 2021 or 2020. The tax returns of WIC are subject to review and examination by federal and state taxing authorities for periods within the applicable statutes of limitations, generally no longer than three years after the returns have been filed. There are currently no examinations in progress. The Company is no longer subject to federal or state tax examinations by taxing authorities of years before 2018.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February XX, 2022. All material subsequent events requiring adjustments to or disclosure in the financial statements are reflected therein.

Management is continuing to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it does not believe the virus has had a negative effect on the Company's financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

NOTE 3 – RELATED PARTY TRANSACTIONS

Certain administrative business functions are provided by WIC for the Company pursuant to an Administrative Expense-Sharing Agreement ("the Agreement"). Pursuant to the Agreement, the Company pays WIC for the actual compensation calculated and paid to registered representatives. Expenses for registered representative compensation for the years ended December 31, 2021 and 2020 amounted to $21,414 and $40,485, respectively.

NOTE 3 – RELATED PARTY TRANSACTIONS *(CONTINUED)*

WIC provides other administrative services including: finance, compliance, client servicing, maintenance of books and records, licensing, and other operational and administrative duties. The Company pays WIC an Expense-Sharing Service Fee equal to the allocated amount of WIC's operating expenses associated with the administrative services. The allocation is based on the ratio of time spent on Company related matters to the total time spent by WIC. Administrative service expenses for the years ended December 31, 2021 and 2020 amounted to $72,469. and $73,044, respectively.

WIC also provides support to the Company through infusions of capital from time to time for purposes of meeting regulatory net capital requirements as prescribed by the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). During the years ended December 31, 2021 and 2020 the Company received a total of $105,000 and $69,000 of capital infusions, respectively.

The Company entered into a Private Placement Agreement on January 2, 2014 with WIC, the administrative manager of Wainwright Renaissance Fund 1 L.P. ("Wainwright Renaissance") and Wainwright Capital Partners, LLC a wholly owned subsidiary of WIC and General Partner to Wainwright Renaissance. Wainwright Renaissance is a pooled investment vehicle that is not registered under the Investment Company Act of 1940, as amended ("the 1940 Act"), in reliance upon section 3(c)(7) of the 1940 Act. Under this agreement, the Company acts as a Placement Agent to Wainwright Renaissance. As Placement Agent, the Company is authorized to offer and sell interests via private placements conducted in accordance with the requirements of the Securities Act of 1933. Under the Agreement, the Company shall receive 25% of the Management Fee within 30 business days following the receipt of payment to WIC of the Management Fee related to approved investors. For the years ended December 31, 2021 and December 31, 2020, the Placement Fee Income from Wainwright Renaissance amounted to $24,119 and $26,715, respectively, which is included in Placement Fees in the Statement of Operations.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule of the "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would

NOTE 4 – NET CAPITAL REQUIREMENTS *(CONTINUED)*

exceed 10 to 1. At December 31, 2021 and 2020, the Company had net capital of $46,705 and $56,975, respectively, which were $41,705 and $51,975 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 and 2020 was 0.30 to 1 and 0.22 to 1, respectively.

NOTE 5 – CONCENTRATION OF CREDIT RISK

For the years ended December 31, 2021 and 2020, 100% of the Company's performance and placement fee revenue was derived from three and five investment partnerships, respectively. 100% of total accounts receivable at December 31, 2021 was owed by two of these investment partnerships. There were no accounts receivable from investment partnerships at December 31, 2020. The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the amount insured by the Federal Deposit Insurance Corporation. The cash balances did not exceed the insured limit at any time in the years ended December 31, 2021 and 2020.

NOTE 6 - REVENUE FROM PRIVATE PLACEMENTS

SIGNIFICANT JUDGEMENTS

Revenue from private placements investment vehicles includes placement and performance fees from private placement agreements. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

REVENUES

Performance fees and placement fees are recognized based on the terms of the underlying agreements and as such services are provided and collectability is reasonably assured. Receivables arising from performance and placement fees are generally collected within forty-five days.

Performance Fees: The Company earns performance fees that vary based on specified performance measures.

    a. When a private placement investment vehicle ("Private Fund") exceeds a specified benchmark or contractual hurdle on an annual basis, the performance fee is earned once the account returns have exceeded these specified

NOTE 6 - REVENUE FROM PRIVATE PLACEMENTS *(CONTINUED)*

performance measures. The performance fee may be equal to 10% to 20% of the excess above the specified benchmark or contractual hurdle at the end of each year.

b. When a Private Fund liquidates it's invested assets and distributes those proceeds to investors, the performance fee can vary and is dependent on the liquidation event. The performance fee is earned upon the completion of the liquidation event. For the years ended December 31, 2021 and 2020 the Company received $4,814 and $0 in liquidation performance fees, respectively.

Performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time which is very susceptible to factors outside of the Company's influence. Revenues are recognized when it becomes probable that a significant reversal will not occur. Performance fees are recognized when the performance obligation is satisfied and the right to receive payment has been established.

Placement Fees: The Company earns placement fees for offering interests in Private Funds to qualified investors. Placement fees are earned when the qualifying investor is accepted and the investment amount is received by the Private Fund. Placement fees are calculated as a percentage of the invested amount based on the terms of the underlying agreements. Fees are earned as a one-time fee based upon the initial invested amount or earned quarterly as a percentage of the net asset value of the investment.

Disaggregated Revenues from Private Placements:

	2021	2020
Revenues from private placements		
Placement Agent fees		
Performance fees	$ 20,561	$ 66,331
Placement fees	29,410	36,436
Total revenue from private placements	$ 49,971	$ 102,767

Private Placement Balances:

There were receivables from private placements of $15,747 at December 31, 2021. There were no receivables from private placements at December 31, 2020. In addition, there was no revenue recognized in 2021 and 2020 from performance obligations satisfied (or partially satisfied) in previous periods.

WFS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

AS OF DECEMBER 31, 2021 AND 2020

Schedule I:

	2021	2020
Net Capital		
Total member's equity	$ 72,956	$ 67,840
Deductions and/or charges:		
Non-allowable assets:		
Receivables from private placements	(15,747)	-
Prepaid expenses	(10,504)	(10,865)
Total non-allowable assets	$ (26,251)	$ (10,865)
Total Net Capital	$ 46,705	$ 56,975
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$ 13,880	$ 12,686
Total Aggregate Indebtedness	$ 13,880	$ 12,686
Computation of Basic Net Capital Requirements		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 925	$ 846
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000	$ 5,000
Net capital requirement (greater of minimum net capital requirement of reporting broker/dealer or minimum net capital required)	$ 5,000	$ 5,000
Excess net capital	$ 41,705	$ 51,975
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 40,705	$ 50,975
Percentage of aggregate indebtedness to net capital	30%	22%

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2021 and 2020.

See report of independent registered public accounting firm

12

WFS, LLC

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Schedule II:

For the years ended December 31, 2021 and 2020, the Reserve Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

See report of independent registered public accounting firm

13

WFS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Schedule III:

For the years ended December 31, 2021 and 2020 information related to possession and control requirements is not applicable to WFS, LLC as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

See report of independent registered public accounting firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of WFS, LLC

We have reviewed management's statements, included in the accompanying WFS, LLC Exemption Report in which (1) WFS, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this WFS, LLC Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions on the solicitation of interests of private placement via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and receiving performance based compensation on private placement investment vehicles that exceed specified benchmarks or contractual hurdles or on liquidating events. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WFS, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WFS, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Boston, MA
February 25, 2022



15

WFS, LLC Exemption Report

WFS, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3, and

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions on the solicitation of interests of private placement via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and receiving performance based compensation on private placement investment vehicles that exceed specified benchmarks or contractual hurdles or on liquidating events.

The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions on the solicitation of interests of private placement via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WFS, LLC

I Paul G. Martins, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

_____

Paul G. Martins, Chief Financial Officer

February 25, 2022

_____

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended **12/31/21**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(36-REV 12/18)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

WFS, LLC
ATTN: FINANCE DEPARTMENT
ONE BOSTON PLACE, SUITE 4100
BOSTON, MA 02108-4494

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PAUL G MARTINS, (617)531-3132

2. A. General Assessment (item 2e from page 2) $ _____ 51.35

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_____ 26.97)
     07/22/21
           Date Paid

   C. Less prior overpayment applied   (_____ 0)

   D. Assessment balance due or (overpayment)   _____ 24.38

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____ 0

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____ 24.38

   G. PAYMENT: √ the box
     Check mailed to P.O. Box [✔] Funds Wired [ ] ACH [ ]
     Total (must be same as F above) $ _____ 24.38

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WFS, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the __16__ day of __February__, 20 __22__.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _1/1/21_
and ending _12/31/21_

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 34,234

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		0

2d. SIPC Net Operating Revenues	$ 34,234
2e. General Assessment @ .0015	$ 51.35

(to page 1, line 2.A.)



2